

June 9, 2010

R. Clay Hulette
Vice President, Chief Financial Officer and Treasurer
Kentucky First Federal Bancorp
479 Main Street
Hazard, Kentucky 41702

    Re: **Kentucky First Federal Bancorp**
           Form 10-K for the Fiscal Year Ended June 30, 2009
           File No. 0-51176

Dear Mr. Hulette:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David Irving
Reviewing Accountant